Filed Pursuant to Rule 424(b)(3)

Registration No: 333-144414

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 2 DATED NOVEMBER 21, 2008

TO THE PROSPECTUS DATED OCTOBER 1, 2008

This document supplements, and should be read in conjunction with, our prospectus dated October 1, 2008, relating to our offering of 375,000,000 shares of common stock, as supplemented by supplement no. 1 dated October 31, 2008. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	a change to the suitability standards applicable to investors in Oregon;

•	an additional risk related to an investment in us;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed on November 13, 2008 in our Quarterly Report on Form 10-Q for the period ended September 30, 2008; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2008, as filed in our Quarterly Report on Form 10-Q on November 13, 2008.

Status of Our Public Offerings

On November 10, 2008, we stopped offering shares of our common stock in our follow-on offering and on November 11, 2008, we began to accept subscriptions for shares of our common stock in this offering. As of October 31, 2008, we had received aggregate gross offering proceeds of approximately $4.5 billion from the sale of approximately 453.3 million shares in our public offerings. After incurring approximately $90.2 million in acquisition fees, approximately $413.9 million in selling commissions and dealer-manager fees, approximately $60.5 million in other organization and offering expenses, and funding common stock redemptions of approximately $212.6 million pursuant to the share redemption program, as of October 31, 2008, we had raised aggregate net offering proceeds available for investment in properties of approximately $3.8 billion, substantially all of which had been invested in real estate properties.

Indebtedness

As of September 30, 2008, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 26.6%. As of September 30, 2008, we had total outstanding indebtedness of approximately $1.3 billion, which consisted of $7.9 million outstanding under a fixed-rate line of credit, $100 million outstanding under an unsecured variable-rate term loan, and $856.6 million outstanding under mortgage loans with fixed interest rates, or with interest rates that are effectively fixed when considered in connection with an interest rate swap agreement. We currently have $351 million outstanding under the Wachovia Line of Credit.

Oregon Suitability Standards

As of November 9, 2008, in addition to the general suitability standards described in the prospectus, Oregon investors must also have a liquid net worth of at least 10 times their investment in us.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution — Suitability Standards” in the prospectus for a detailed discussion of the determinations regarding suitability that we require.

A Risk Related to an Investment in Us

The following risk factor should be read together with the risk factors disclosed in our prospectus dated October 1, 2008, which includes a comprehensive discussion of some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements.

Current economic conditions and turbulence in the credit markets may create challenges in securing third-party borrowings or refinancing our existing debt and may cause market rental rates and property values to decline.

Current economic conditions, the availability and cost of credit, turmoil in the mortgage market and declining real estate markets have contributed to increased volatility and diminished expectations for real estate markets and the economy as a whole going forward. Many economists are predicting continued deterioration in economic conditions in the United States, along with significant increases in unemployment and vacancy rates at commercial properties. In the event that the constriction within the credit markets persists, we may face challenges in securing third-party borrowings or refinancing our existing debt in the future. Should such economic conditions continue for a prolonged period of time, the value of our commercial real estate assets and our ability to achieve market rental rates would decline significantly. In the near term, we believe that we are well positioned to withstand this downturn due to having minimal exposure to immediate lease rollover, a strong tenant credit base and low leverage levels relative to our competitors; however, no assurances can be given that current economic conditions and the effects of the credit crisis will not have a material adverse effect on our business, financial condition and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. See also our consolidated financial statements and the notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2007. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will,” “intend,” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated see “Risk Related to an Investment in Us” herein and “Risk Factors” in the prospectus.

Overview

During the periods presented, we have continued to receive investor proceeds under our follow-on offering of common stock and to invest in real estate assets. Thus, our results of operations for the three months and nine months ended September 30, 2008 and 2007, respectively, reflect growing operational revenues and expenses and fluctuating interest and general and administrative expenses. The increases in operational revenues and expenses result from acquiring real properties, while the fluctuations in interest expense arise from using varying levels of short-term and long-term debt financing to fund such acquisitions.

Impact of Economic Conditions on our Portfolio

The fundamentals of the U.S. office real estate market have continued to weaken due to macro-economic conditions in general and the global financial crisis in particular. During the nine months ended September 30, 2008, national vacancy rates rose steadily by approximately 90 basis points to 14.1%. During October 2008, vacancy rates have continued to rise as have sublease inventory levels. Rising sublease inventories will create additional competition for landlords with direct space to lease and, thus, will result in downward pressure on the rents that landlords are able to achieve with new leases.

We believe that we are well positioned to withstand this downturn with minimal exposure to immediate lease rollover, a strong tenant credit base and low leverage levels relative to our competitors. As of September 30, 2008, our portfolio had an average remaining lease term of 7.6 years, of which only 1.7% of the leased space will expire before 2010. We evaluate the creditworthiness of the tenants of our properties not only at the time of entering into a lease or acquiring a property but throughout the lease term. At present, we believe that the majority of our tenants have an investment grade credit rating or are as creditworthy as investment-grade entities. As of September 30, 2008, our leverage ratio was 26.6%, which is the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents. We expect this ratio to decline in the near-term as we utilize proceeds raised from the sale of our common stock to repay third-party borrowings. We believe that the factors outlined above will allow us to be flexible with respect to how we may address challenges that could arise under the current economic environment.

Liquidity and Capital Resources

Overview

We have continued to raise funds through the sale of our common stock and invested those proceeds in real properties during 2007 and 2008 and anticipate continuing to do so in the future. We expect that our primary source of future operating cash flows will be cash generated from the operations of the properties currently in our portfolio and those to be acquired in the future. The amount of future dividends to be paid to our stockholders will be largely dependent upon the amount of cash generated from our operating activities, how quickly we are able to invest proceeds from the sale of our common stock in quality income-producing assets, our expectations of future cash flows, and our determination of near-term cash needs for capital improvements, tenant re-leasing, redemptions of our common stock, and debt repayments. While we may periodically be required to borrow funds on a short-term basis to meet our dividend payment schedule, our primary focus is to continue to maintain the quality of our portfolio. Thus, we may opt to lower the dividend in the future rather than compromise that quality by accumulating significant borrowings to meet a dividend level higher than operating cash flow would support. We will continue to carefully monitor our cash flows and market conditions and their impact on our earnings and future dividend projections.

Short-term Liquidity and Capital Resources

During the nine months ended September 30, 2008, we generated net cash flows from operating activities of $179.1 million, which is primarily comprised of receipts of rental payments, tenant reimbursements, hotel income, deferred income and interest and other income, partially offset by payments for operating costs, interest expense, asset and property management fees, and general and administrative expenses. From net cash flows from operating activities, we paid dividends to stockholders of $177.5 million during this period. We consider net cash flow from operating activities, as currently defined by GAAP in the accompanying statement of cash flows, when determining the amount of dividends to pay to stockholders. While net cash from operations may fluctuate in the near term due to differences in the timing of collections and payments, we believe that, on a long-term basis, net cash from operations is reflective of our operating performance and offers a high degree of comparability with other REITs and real estate companies.

During the nine months ended September 30, 2008, we received net debt proceeds of $359.7 million and generated net proceeds from the sale of common stock under our follow-on offering, net of fees, offering cost reimbursements and share redemptions of $487.2 million, which were used to fund investments in real estate of $853.4 million. We expect to utilize the residual cash balance on hand as of September 30, 2008, of approximately $45.6 million to satisfy current liabilities, pay future dividends, fund future acquisitions of real properties, or to reduce indebtedness.

We intend to continue to generate capital from the sale of common stock under our public offerings and to use such offering proceeds to repay our line of credit through the maturity date of this facility (May 2009). However, we will continue to seek attractive real estate acquisition opportunities and, as a result, may also use offering proceeds to fund selective acquisitions in the short term. We expect that we will use a significant portion of the proceeds from sales under our dividend reinvestment plan to fund redemptions under the share redemption program. As of October 31, 2008, we had $300.0 million outstanding under the Wachovia Line of Credit. Accordingly, we believe that we have adequate capacity to meet our scheduled purchase and debt obligations noted in the contractual commitments and contingencies table below. We expect to use substantially all of our future operating cash flow, after payments for certain capital expenditures, to pay dividends to stockholders.

On September 2, 2008, our board of directors declared a daily dividend for stockholders of record from September 16, 2008 through December 15, 2008, in an amount equal to an annualized dividend of $0.60 per share, which is consistent with the rate of dividends declared for the first three quarters of 2008 and each quarter of 2007 on a per-share basis. This dividend will be paid in December 2008.

Long-term Liquidity and Capital Resources

We expect that our primary sources of capital over the long term will include proceeds from the sale of our common stock under the Third Offering, proceeds from secured or unsecured borrowings from third-party lenders, and net cash flows from operations. Under the Third Offering, up to 300.0 million shares of common stock will be available for sale, with discounts available to certain categories of purchasers, and an additional 75.0 million shares will be available for sale under our dividend reinvestment plan at a purchase price equal to the higher of $9.55 per share or 95% of the estimated value of a share of our common stock. We expect that our primary uses of capital will be for property acquisitions, either directly or through investments in joint ventures, tenant improvements, offering-related costs, operating expenses, interest expense, and dividends.

In determining how and when to allocate cash resources, we initially consider the source of the cash. We expect that substantially all future net operating cash flows will be used to pay dividends. However, we may temporarily use other sources of cash, such as short-term borrowings, to fund dividends from time to time (see “Liquidity and Capital Resources – Overview” above). We expect to use substantially all net cash flows generated from raising equity or debt financing to fund acquisitions, capital expenditures, the repayment of outstanding borrowings, and the redemption of shares under the share redemption program. If sufficient equity or debt capital is not available, our future investments in real estate will be lower.

To the extent that future cash flows provided by operations are lower due to lower returns on properties, future dividends paid may be lower as well. Cash flow from operations will depend significantly on the level of market rents and our tenants’ ability to make rental payments in the future. We believe that the diversity and creditworthiness of our tenant base helps to mitigate the risk of a tenant defaulting on a lease. However, general economic downturns, downturns in one or more of our core markets, or downturns in the particular industries in which our tenants operate could adversely impact the ability of our tenants to make lease payments and our ability to re-lease space on favorable terms when leases expire. In the event of any of these situations, our cash flow and consequently our ability to meet capital needs, could adversely affect our ability to pay dividends in the future.

Contractual Commitments and Contingencies

Our contractual obligations as of September 30, 2008 will become payable in the following periods (in thousands):

Contractual Obligations	Total	2008	2009-2010	2011-2012	Thereafter
Outstanding debt obligations(1)	$1,315,552	$735	$588,571	$88,546	$637,700
Capital lease obligations(2)	664,000	—	—	328,000	336,000
Purchase obligations(3)	184,000	—	184,000	—	—
Operating lease obligations	231,409	599	4,792	4,926	221,092

Total	$2,394,961	$1,334	$777,363	$421,472	$1,194,792

(1)

Amounts include principal payments only. We made interest payments, including amounts capitalized, of approximately $32.3 million during the nine months ended September 30, 2008 and expect to pay interest in future periods on outstanding debt obligations based on the rates and terms disclosed in our Annual Report on Form 10-K for the year ended December 31, 2007 and in Note 4 to our accompanying consolidated financial statements.

(2)

Amount includes principal payments only. We made interest payments of approximately $14.2 million during the nine months ended September 30, 2008 and expect to pay interest in future periods based on the terms disclosed in Note 5 to our accompanying consolidated financial statements.

(3)

Represents purchase commitments for the Cranberry Woods Buildings, the Dvintsev Business Center Tower and the foreign currency exchange contract (See Note 5 to our accompanying consolidated financial statements).

Results of Operations

Overview

Our results of operations are not indicative of those expected in future periods as a result of acquiring properties during the periods presented and future acquisitions of real estate assets.

Comparison of the three months ended September 30, 2007 versus the three months ended September 30, 2008

Rental income increased from approximately $82.8 million for the three months ended September 30, 2007, to approximately $107.0 million for the three months ended September 30, 2008, primarily as a result of the growth in the portfolio. Rental income is expected to continue to increase in future periods, as compared to historical periods, as a result of owning recently acquired properties for an entire period and future acquisitions of real estate assets.

Tenant reimbursements increased from approximately $20.3 million for the three months ended September 30, 2007, to approximately $27.5 million for the three months ended September 30, 2008, primarily as a result of the growth in the portfolio and higher after-hours energy usage due from tenants. Tenant reimbursements is expected to continue to increase in future periods, as compared to historical periods, as a result of owning recently acquired properties for an entire period and future acquisitions of real estate assets.

Property operating costs increased from approximately $35.1 million for the three months ended September 30, 2007, to approximately $43.6 million for the three months ended September 30, 2008, primarily as a result of the growth in the portfolio and higher after-hours energy usage. The energy usage is reimbursable by tenants under the lease terms. Property operating costs are expected to continue to increase in future periods, as compared to historical periods, as a result of owning recently acquired properties for an entire period and future acquisitions of real estate assets.

Asset and property management fees increased from approximately $8.3 million for the three months ended September 30, 2007, to approximately $10.3 million for the three months ended September 30, 2008, primarily as a result of the growth in the portfolio. Based on the terms of the newly revised asset management fee (see Note 7 to our accompanying consolidated financial statements), the rates at which we incur asset management fees are expected to decrease. Property management fees are expected to continue to increase in future periods, as compared to historical periods, due to owning recently acquired properties for an entire period and future acquisitions of real estate assets.

Depreciation increased from approximately $15.8 million for the three months ended September 30, 2007, to approximately $21.1 million for the three months ended September 30, 2008, primarily as a result of the growth in the portfolio. Depreciation is expected to continue to increase in future periods, as compared to historical periods, due to owning recently acquired properties for an entire period and future acquisitions of real estate assets.

Amortization increased from approximately $28.9 million for the three months ended September 30, 2007, to approximately $31.8 million for the three months ended September 30, 2008, primarily as a result of the growth in the portfolio. Amortization is expected to increase in future periods due to owning recently acquired properties for an entire period and future acquisitions of real estate assets.

General and administrative expenses increased from approximately $4.6 million for the three months ended September 30, 2007, to approximately $5.2 million for the three months ended September 30, 2008, primarily as a result of growth in the portfolio. General and administrative expenses are expected to increase in future periods due to future acquisitions of real estate assets.

Interest expense increased from approximately $12.6 million for the three months ended September 30, 2007, to approximately $24.3 million for the three months ended September 30, 2008, primarily due to $8.5 million incurred on capital leases assumed in connection with 2008 acquisitions, which is entirely offset by interest income earned on corresponding investments in development authority bonds, new borrowings and an increase in the average balance outstanding on the Wachovia Line of Credit. We anticipate that future borrowings will be used primarily to fund future acquisitions of real estate. Accordingly, the amounts of future borrowings and future interest expense will depend largely upon the timing and availability of opportunities to acquire real estate assets consistent with our investment objectives, the level of additional proceeds that we are able to raise under our public offerings, our ability to secure financings or re-financings, and changes in market interest rates.

We recognized a gain on foreign currency exchange contract of approximately $0.5 million for the three months ended September 30, 2008 due to fluctuations in value of the U.S. Dollar compared to the Russian Ruble. We anticipate that future gains and losses on our foreign currency exchange contract will vary primarily in response to future changes in value between the U.S. Dollar and the Russian Ruble.

Interest and other income increased from approximately $2.8 million for the three months ended September 30, 2007, to approximately $9.9 million for the three months ended September 30, 2008, due to $8.5 million earned on investment in development authority bonds offset slightly by lower interest income on cash on hand caused by declining interest rates. The interest earned on the investment in development authority bonds is entirely offset by interest expense incurred on corresponding capital leases. Future levels of interest income will vary primarily based on differences in the pace at which capital is raised in our public offerings and the pace at which such capital is invested in real estate assets or used to repay borrowings.

We recognized net loss and net loss per share of approximately $2.5 million and $0.01, respectively, for the three months ended September 30, 2007, as compared to net income and net income per share of approximately $4.2 million and $0.01, respectively, for the three months ended September 30, 2008. The increase in net income is primarily due to continued growth in our portfolio of real estate assets, while the increase in net income per share is due to a combination of continued growth in our portfolio of real estate assets and an increase in equity raised from the sale of our common stock. Absent future market value adjustments on financial instruments such as interest rate swaps or foreign currency exchange contracts, we expect future earnings and earnings per share to increase as a result of newly acquired properties and future acquisitions.

Comparison of the nine months ended September 30, 2007 versus the nine months ended September 30, 2008

Rental income and tenant reimbursements increased from approximately $232.1 million and $61.3 million, respectively, for the nine months ended September 30, 2007, to approximately $295.3 million and $77.3 million, respectively, for the nine months ended September 30, 2008, primarily as a result of the growth in our portfolio of real estate assets.

Other property income decreased from approximately $2.8 million for the nine months ended September 30, 2007, to $1.0 million for the nine months ended September 30, 2008, primarily due to fees earned in connection with a lease termination at 5 Houston Center in the second quarter of 2007. Unlike the majority of rental income, which is recognized ratably over long-term contracts, income from lease terminations is recognized once we have completed our obligation to provide space to the tenant.

Property operating costs and asset and property management fees increased from approximately $98.1 million and $23.7 million, respectively, for the nine months ended September 30, 2007, to approximately $122.9 million and $29.4 million, respectively, for the nine months ended September 30, 2008, primarily as a result of the growth in the portfolio.

Depreciation increased from approximately $44.1 million for the nine months ended September 30, 2007, to approximately $57.4 million for the nine months ended September 30, 2008, primarily as a result of the growth to the portfolio.

Amortization increased from approximately $86.3 million for the nine months ended September 30, 2007, to approximately $91.1 million for the nine months ended September 30, 2008, primarily as a result of the growth in the portfolio.

General and administrative expenses increased from approximately $12.6 million for the nine months ended September 30, 2007, to approximately $17.4 million for the nine months ended September 30, 2008, primarily as a result of increases in administrative reimbursements related to the growth in our portfolio and costs incurred in connection with prospective acquisitions that did not close.

Interest expense increased from approximately $34.7 million for the nine months ended September 30, 2007, to approximately $55.8 million for the nine months ended September 30, 2008, primarily due to new borrowings and $10.7 million incurred on capital leases assumed in connection with 2008 acquisitions, which is entirely offset by interest income earned on corresponding investments in development authority bonds.

We recognized a loss on foreign currency exchange contract of approximately $0.8 million for the nine months ended September 30, 2008, due to fluctuations in value of the U.S. Dollar compared to the Russian Ruble.

We recognized a gain on early extinguishment of debt of approximately $3.0 million for the nine months ended September 30, 2008, in connection with accepting an offer from the lender to prepay the Key Center Complex mortgage notes for approximately $11.5 million in the second quarter of 2008. The net book value of the mortgage notes was approximately $14.5 million, resulting in a gain on early extinguishment of debt of approximately $3.0 million.

Interest and other income increased from approximately $7.1 million for the nine months ended September 30, 2007, to approximately $15.9 million for the nine months ended September 30, 2008, primarily due to $10.7 million earned on investment in development authority bonds offset slightly by lower interest income on cash on hand caused by declining interest rates. The interest earned on the investment in development authority bonds is entirely offset by interest expense incurred on corresponding capital leases.

Net income and net income per share increased from approximately $2.6 million and $0.01, respectively, for the nine months ended September 30, 2007, to approximately $14.6 million and $0.04, respectively, for the nine months ended September 30, 2008, primarily due to the continued growth of our portfolio of real estate assets and the gain on early extinguishment of debt described above.

Election as a REIT

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and have operated as such beginning with our taxable year ended December 31, 2003. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Wells TRS is a wholly owned subsidiary of Wells REIT II that is organized as a Delaware limited liability company and includes the operations of, among other things, a full-service hotel. We have elected to treat Wells TRS as a taxable REIT subsidiary. We may perform certain additional, non-customary services for tenants of our buildings through Wells TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, we must limit our investments in taxable REIT subsidiaries to 20% of the value of our total assets in 2008 and to 25% of the value of our total assets in future periods. Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per-square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	10 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land, building, and site improvements and identified intangible assets and liabilities, including the value in-place leases, based in each case on our estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land, building and site improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land, building and site improvements based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases where We are the Lessor

As further described below, in-place leases where we are the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•

Direct costs associated with obtaining a new tenant, including commissions, tenant improvements and other direct costs, are estimated based on management’s consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on management’s estimate of fair market lease rates over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•

The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

Intangible Assets and Liabilities Arising from In-Place Leases where We are the Lessee

In-place ground leases where we are the lessee may have value associated with effective contractual rental rates that are above or below market rates. Such values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) management’s estimate of fair market lease rates for the corresponding in-place lease, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market in-place lease values are recorded as intangible lease liabilities or assets and amortized as an adjustment to property operating cost over the remaining term of the respective leases.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we decrease the carrying value of the real estate and related intangible assets to the estimated fair values, pursuant to the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. We have determined that there has been no impairment in the carrying value of our real estate assets to date.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of our real estate and related intangible assets and net income.

Related Parties

Transactions and Agreements

We have entered into agreements with our advisor, Wells Capital, and its affiliates, whereby we pay certain fees and reimbursements to Wells Capital or its affiliates, for acquisition fees, commissions, dealer-manager fees, asset and property management fees, construction fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 7 to our accompanying consolidated financial statements included herein for a discussion of the various related-party transactions, agreements, and fees.

Appointment of Independent Director

On July 23, 2008, our Board of Directors appointed John L. Dixon to serve as an independent director, which appointment filled a vacancy on the Board of Directors. Mr. Dixon will serve on the Conflicts Committee, the Shareholder Relations, Communications and Development Committee. Also on July 23, 2008, our Board of Directors voted to reduce the size of the Board of Directors from ten members to eight. Following the appointment of Mr. Dixon, there are no vacant board positions.

Legal Actions Against Related Parties

On March 12, 2007, a stockholder of Piedmont REIT filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III and Wells Capital, our General Partners; Wells Management, our property manager; certain affiliates of WREF; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of the internalization transaction on April 16, 2007. The complaint alleges, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint seeks, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction. On April 9, 2007, the District Court denied the plaintiff’s motion for an order enjoining the internalization transaction. On April 17, 2007, the Court granted the defendants’ motion to transfer venue to the United States District Court for the Northern District of Georgia, and the case was docketed in the Northern District of Georgia on April 24, 2007. On June 7, 2007, the Court granted a motion to designate the class lead plaintiff and class co-lead counsel. On June 27, 2007, the plaintiff filed an amended complaint, which attempts to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT. On July 9, 2007, the Court denied the plaintiff’s motion for expedited discovery related to an anticipated motion for a preliminary injunction. On August 13, 2007, the defendants filed a motion to dismiss the amended complaint. On March 31, 2008, the Court granted in part the defendants’ motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised defenses to the second amended complaint. On June 23, 2008, the plaintiff filed a motion for class certification. As of the date of this filing, the time for the defendants to respond to the plaintiff’s motion for class certification has not yet passed. The parties are presently engaged in discovery. Mr. Wells, Wells Capital, and Wells Management intend to vigorously defend this action. Any financial loss incurred by Wells Capital, Wells Management, or their affiliates could hinder their ability to successfully manage our operations and our portfolio of investments.

On August 24, 2007, two stockholders of Piedmont REIT filed a derivative complaint, styled Donald and Donna Goldstein, Derivatively on behalf of Defendant Wells Real Estate Investment Trust, Inc. v. Leo F. Wells, III, et al., in the Superior Court of Fulton County, Georgia, on behalf of Piedmont REIT against, among others, Leo F. Wells, III and Wells Capital, our General Partners, and a number of individuals who currently or formerly served as officers or directors of Piedmont REIT. The complaint alleges, among other things, that the consideration paid by Piedmont REIT as part of the internalization transaction was excessive; that the defendants breached their fiduciary duties to Piedmont REIT; and that the internalization transaction unjustly enriched the defendants. The complaint seeks, among other things, a judgment declaring that the defendants committed breaches of their fiduciary duties and were unjustly enriched at the expense of Piedmont REIT; monetary damages equal to the amount by which Piedmont REIT was damaged by the defendants; an order awarding Piedmont REIT restitution from the defendants and ordering disgorgement of all profits and benefits obtained by the defendants from their wrongful conduct and fiduciary breaches; an order rescinding the internalization transaction; and the establishment of a constructive trust upon any benefits improperly received by the defendants as a result of their wrongful conduct. On October 19, 2007, the Court verbally granted the defendants’ motion for a protective order (and entered a written order on October 24, 2007) staying discovery until the Court rules on the defendants’ motion to dismiss the complaint. On October 31, 2007, the defendants filed their motion to dismiss the plaintiffs’ derivative complaint. On December 19, 2007, the Court entered an order allowing the plaintiffs to take limited written discovery on the issue of derivative demand, but the order staying discovery entered in October 2007 otherwise remains in effect. The defendants responded to the limited discovery requested by the plaintiffs. On January 10, 2008, the plaintiffs filed an amended complaint, which contains substantially the same counts against the same defendants as the original complaint with certain additional factual allegations based primarily on events occurring after the original complaint was filed. In addition, the plaintiffs have responded to the defendants’ motion to dismiss this lawsuit. A hearing on the motion to dismiss was held on February 22, 2008, and on March 13, 2008, the Court granted the motion to dismiss. On April 11, 2008, the plaintiffs filed a notice to appeal the Court’s judgment granting the defendants’ motion to dismiss. The appeal is currently pending in the Georgia Court of Appeals.

Commitments and Contingencies

We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 5 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	Property under construction;

•	Property under contract;

•	Foreign currency exchange contract;

•	Obligations under capital leases;

•	Commitments under existing lease agreements; and

•	Litigation.

Subsequent Event

Sale of Shares of Common Stock

From October 1, 2008 through October 31, 2008, we raised approximately $58.6 million through the issuance of approximately 5.9 million shares of our common stock under our follow-on offering. As of October 31, 2008, approximately 73.8 million shares remained available for sale to the public under the follow-on offering, exclusive of shares available under our dividend reinvestment plan.

On October 1, 2008, the registration statement relating to our Third Offering was declared effective by the SEC and we commenced offering activities for the Third Offering promptly thereafter. We stopped offering shares for sale under the follow-on offering on November 10, 2008, and began accepting subscriptions under the Third Offering on November 11, 2008.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per-share amounts)

	(Unaudited) September 30, 2008	December 31, 2007
Assets:
Real estate assets, at cost:
Land	$552,747	$494,431
Buildings and improvements, less accumulated depreciation of $197,060 and $139,940 as of September 30, 2008 and December 31, 2007, respectively	2,932,802	2,364,471
Intangible lease assets, less accumulated amortization of $231,683 and $184,532 as of September 30, 2008 and December 31, 2007, respectively	614,084	587,185
Construction in progress	64,598	17,279

Total real estate assets	4,164,231	3,463,366
Cash and cash equivalents	45,568	47,513
Tenant receivables, net of allowance for doubtful accounts of $740 and $1,747 as of September 30, 2008 and December 31, 2007, respectively	84,119	70,409
Prepaid expenses and other assets	70,662	86,636
Deferred financing costs, less accumulated amortization of $1,621 and $2,668 as of September 30, 2008 and December 31, 2007, respectively	5,493	3,881
Intangible lease origination costs, less accumulated amortization of $126,930 and $93,356 as of September 30, 2008 and December 31, 2007, respectively	376,852	319,496
Deferred lease costs, less accumulated amortization of $5,168 and $2,942 as of September 30, 2008 and December 31, 2007, respectively	42,723	32,857
Investment in development authority bonds	664,000	78,000

Total assets	$5,453,648	$4,102,158

Liabilities:
Lines of credit and notes payable	$1,315,552	$928,297
Accounts payable, accrued expenses, and accrued capital expenditures	80,904	59,627
Due to affiliates	3,123	13,385
Dividends payable	10,514	9,710
Deferred income	26,473	16,436
Intangible lease liabilities, less accumulated amortization of $31,484 and $21,270 as of September 30, 2008 and December 31, 2007, respectively	122,570	109,149
Obligations under capital leases	664,000	78,000

Total liabilities	2,223,136	1,214,604

Commitments and Contingencies (Note 5)	—	—

Minority Interest	7,549	3,170

Redeemable Common Stock	667,781	596,464

Stockholders’ Equity:
Common stock, $0.01 par value; 900,000,000 shares authorized; 427,602,340 and 371,510,095 shares issued and outstanding as of September 30, 2008 and December 31, 2007, respectively	4,276	3,715
Additional paid-in capital	3,815,097	3,311,895
Cumulative distributions in excess of earnings	(591,566)	(427,857)
Redeemable common stock	(667,781)	(596,464)
Other comprehensive loss	(4,844)	(3,369)

Total stockholders’ equity	2,555,182	2,287,920

Total liabilities, minority interest, redeemable common stock, and stockholders’ equity	$5,453,648	$4,102,158

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per-share amounts)

	(Unaudited) Three Months Ended September 30,		(Unaudited) Nine Months Ended September 30,
	2008	2007	2008	2007
Revenues:
Rental income	$106,981	$82,794	$295,301	$232,136
Tenant reimbursements	27,548	20,271	77,336	61,262
Hotel income	6,532	6,989	17,728	18,552
Other property income	187	751	955	2,762

	141,248	110,805	391,320	314,712
Expenses:
Property operating costs	43,585	35,140	122,942	98,088
Hotel operating costs	4,626	4,894	13,073	13,835
Asset and property management fees:
Related-party	9,265	7,140	26,256	19,816
Other	1,065	1,142	3,122	3,877
Depreciation	21,070	15,796	57,413	44,087
Amortization	31,838	28,883	91,064	86,292
General and administrative	5,190	4,623	17,434	12,581

	116,639	97,618	331,304	278,576

Real estate operating income	24,609	13,187	60,016	36,136

Other income (expense):
Interest expense	(24,302)	(12,572)	(55,787)	(34,682)
Loss on interest rate swaps	(6,356)	(5,481)	(6,995)	(5,496)
Gain (loss) on foreign currency exchange contract	464	—	(841)	—
Gain on early extinguishment of debt	—	—	2,971	—
Interest and other income	9,919	2,834	15,920	7,130

	(20,275)	(15,219)	(44,732)	(33,048)

Income (loss) before minority interest and income tax expense	4,334	(2,032)	15,284	3,088
Minority interest in loss (earnings) of consolidated entities	67	(21)	91	(39)

Income (loss) before income tax expense	4,401	(2,053)	15,375	3,049
Income tax expense	(251)	(400)	(740)	(436)

Net income (loss)	$4,150	$(2,453)	$14,635	$2,613

Per share information – basic and diluted:
Net income (loss) available to common stockholders	$0.01	$(0.01)	$0.04	$0.01

Weighted-average common shares outstanding – basic and diluted	417,192	342,924	397,873	317,232

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

AND THE NINE MONTHS ENDED SEPTEMBER 30, 2008 (UNAUDITED)

(in thousands, except per-share amounts)

	Common Stock		Additional Paid-In	Cumulative Distributions in Excess of	Redeemable Common	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Earnings	Stock	Loss	Equity
Balance, December 31, 2006	280,119	$2,801	$2,491,817	$(225,549)	$—	$(1,049)	$2,268,020
Adjustment resulting from the adoption of FIN 48	—	—	—	(410)	—	—	(410)

Balance, January 1, 2007	280,119	2,801	2,491,817	(225,959)	—	(1,049)	2,267,610
Issuance of common stock	97,251	973	971,541	—	—	—	972,514
Redemptions of common stock	(5,860)	(59)	(55,347)	—	—	—	(55,406)
Redeemable common stock	—	—	—	—	(596,464)	—	(596,464)
Dividends ($0.60 per share)	—	—	—	(197,230)	—	—	(197,230)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(86,376)	—	—	—	(86,376)
Other offering costs	—	—	(9,740)	—	—	—	(9,740)
Components of comprehensive loss:
Net loss	—	—	—	(4,668)	—	—	(4,668)
Foreign currency translation adjustment	—	—	—	—	—	1	1
Market value adjustment to interest rate swap	—	—	—	—	—	(2,321)	(2,321)

Comprehensive loss							(6,988)

Balance, December 31, 2007	371,510	3,715	3,311,895	(427,857)	(596,464)	(3,369)	2,287,920

Issuance of common stock	64,574	646	645,091	—	—	—	645,737
Redemptions of common stock	(8,482)	(85)	(79,190)	—	—	—	(79,275)
Redeemable common stock	—	—	—	—	(71,317)	—	(71,317)
Dividends ($0.45 per share)	—	—	—	(178,344)	—	—	(178,344)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(55,898)	—	—	—	(55,898)
Other offering costs	—	—	(6,801)	—	—	—	(6,801)
Components of comprehensive income:
Net income	—	—	—	14,635	—	—	14,635
Foreign currency translation adjustment	—	—	—	—	—	(51)	(51)
Market value adjustment to interest rate swap	—	—	—	—	—	(1,424)	(1,424)

Comprehensive income	—	—	—	—	—	—	13,160

Balance, September 30, 2008	427,602	$4,276	$3,815,097	$(591,566)	$(667,781)	$(4,844)	$2,555,182

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	(unaudited) Nine Months Ended September 30,
	2008	2007
Cash Flows from Operating Activities:
Net income	$14,635	$2,613
Adjustments to reconcile net income to net cash provided by operating activities:
Straight-line rental income	(11,706)	(12,113)
Depreciation	57,413	44,087
Amortization	97,756	96,850
Unrealized loss on interest rate swaps	5,881	5,496
Loss on foreign currency exchange contract	841	—
Non-cash interest expense	11,061	4,649
Gain on early extinguishment of debt	(2,971)	—
Minority interest in (loss) earnings of consolidated entities	(91)	39
Changes in assets and liabilities:
Increase in other tenant receivables, net	(1,422)	(3,291)
Increase in prepaid expenses and other assets	(3,322)	(8,483)
Increase in accounts payable and accrued expenses	7,267	9,025
Decrease in due to affiliates	(6,277)	(5,686)
Increase in deferred income	10,037	3,683

Net cash provided by operating activities	179,102	136,869
Cash Flows from Investing Activities:
Investment in real estate and earnest money paid	(853,430)	(837,107)
Proceeds from master leases	—	1,385
Release of escrowed funds	18,848	—
Acquisition fees paid	(14,313)	(18,007)
Deferred lease costs paid	(13,137)	(16,441)

Net cash used in investing activities	(862,032)	(870,170)
Cash Flows from Financing Activities:
Deferred financing costs paid	(2,622)	(1,868)
Proceeds from lines of credit and notes payable	797,222	498,036
Repayments of lines of credit and notes payable	(437,513)	(293,272)
Distributions paid to minority interest partners	(76)	(61)
Issuance of common stock	639,963	774,470
Redemptions of common stock	(79,029)	(42,864)
Dividends paid to stockholders	(177,540)	(140,911)
Commissions on stock sales and related dealer-manager fees paid	(50,722)	(64,102)
Other offering costs paid	(8,674)	(8,955)

Net cash provided by financing activities	681,009	720,473

Net decrease in cash and cash equivalents	(1,921)	(12,828)
Effect of foreign exchange rate on cash and cash equivalents	(24)	—
Cash and cash equivalents, beginning of period	47,513	46,100

Cash and cash equivalents, end of period	$45,568	$33,272

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

(unaudited)

1. Organization

Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) is a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Wells REIT II engages in the acquisition and ownership of commercial real estate properties, including properties that are under construction, are newly constructed, or have operating histories. Wells REIT II was incorporated on July 3, 2003, and commenced operations on January 22, 2004. Wells REIT II conducts business primarily through Wells Operating Partnership II, L.P. (“Wells OP II”), a Delaware limited partnership. Wells REIT II is the sole general partner of Wells OP II and possesses full legal control and authority over the operations of Wells OP II. Wells REIT II owns more than 99.9% of the equity interests in Wells OP II. Wells Capital, Inc. (“Wells Capital”), the external advisor to Wells REIT II, is the sole limited partner of Wells OP II. Wells OP II acquires, develops, owns, leases, and operates real properties directly, through wholly owned subsidiaries or through joint ventures. References to Wells REIT II herein shall include Wells REIT II and all subsidiaries of Wells REIT II, including consolidated joint ventures, Wells OP II, and Wells OP II’s direct and indirect subsidiaries. See Note 7 for a discussion of the advisory services provided by Wells Capital.

As of September 30, 2008, Wells REIT II owned interests in 63 office properties, one industrial building, one hotel, and one office property under construction, comprising approximately 20.1 million square feet of commercial space located in 23 states and the District of Columbia. Of these properties, 60 are wholly owned and six are owned through consolidated joint ventures. As of September 30, 2008, the office and industrial properties were approximately 98.5% leased.

On December 1, 2003, Wells REIT II commenced its initial public offering of up to 785.0 million shares of common stock, of which 185.0 million shares were reserved for issuance through Wells REIT II’s dividend reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. Except for continuing to offer shares for sale through its dividend reinvestment plan, Wells REIT II stopped offering shares for sale under its initial public offering on November 26, 2005. Wells REIT II raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares under its initial public offering, including shares sold under the dividend reinvestment plan through March 2006. On November 10, 2005, Wells REIT II commenced a follow-on offering of up to 300.6 million shares of common stock, of which 0.6 million shares were reserved for issuance under Wells REIT II’s dividend reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. On April 14, 2006, Wells REIT II amended the aforementioned registration statements to offer in a combined prospectus 300.6 million shares registered under the follow-on offering and 174.4 million unsold shares related to the dividend reinvestment plan originally registered under the initial public offering. As of September 30, 2008, Wells REIT II had raised gross offering proceeds of approximately $2.5 billion from the sale of approximately 250.3 million shares under the follow-on offering.

As of September 30, 2008, Wells REIT II had raised gross offering proceeds from the sale of common stock under the initial public offering and follow-on offering of approximately $4.5 billion. After deductions from such gross offering proceeds for payments of acquisition fees of approximately $89.0 million, selling commissions and dealer-manager fees of approximately $408.3 million, other organization and offering expenses of approximately $59.6 million, and common stock redemptions of approximately $198.3 million under the share redemption program, Wells REIT II had received aggregate net offering proceeds of approximately $3.7 billion. Substantially all of Wells REIT II’s net offering proceeds have been invested in real properties and related assets. As of September 30, 2008, approximately 79.7 million shares remain available for sale to the public under the follow-on offering, exclusive of shares available under the dividend reinvestment plan.

On July 9, 2007, Wells REIT II filed a Registration Statement on Form S-11 with the SEC to register a third public offering of up to 375.0 million shares of common stock, which was amended on August 18, 2008 and on September 22,

2008 (the “Third Offering”). Pursuant to the Third Offering registration statement, as amended, Wells REIT II is offering up to 300.0 million shares of common stock in a primary offering for $10 per share, with discounts available to certain categories of purchasers. Wells REIT II is also offering up to 75.0 million shares pursuant to its dividend reinvestment plan at a purchase price equal to the higher of $9.55 per share or 95% of the estimated value of a share of its common stock. The Third Offering registration statement was declared effective by the SEC on October 1, 2008 and offering activities commenced promptly thereafter. Wells REIT II stopped offering shares for sale under the follow-on offering on November 10, 2008, and began accepting subscriptions under the Third Offering on November 11, 2008.

Wells REIT II’s stock is not listed on a public securities exchange. However, Wells REIT II’s charter requires that in the event Wells REIT II’s stock is not listed on a national securities exchange by October 2015, Wells REIT II must either seek stockholder approval to extend or amend this listing deadline or stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells REIT II seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells REIT II will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells REIT II seeks and does not obtain approval to liquidate, Wells REIT II will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Wells REIT II have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”), including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of a full year’s results. Wells REIT II’s consolidated financial statements include the accounts of Wells REIT II, Wells OP II, and any variable interest entity in which Wells REIT II or Wells OP II is deemed the primary beneficiary. For further information, refer to the financial statements and footnotes included in Wells REIT II’s Annual Report on Form 10-K for the year ended December 31, 2007.

Investment in Development Authority Bonds and Obligations Under Capital Leases

In connection with the acquisition of certain real estate assets, Wells REIT II has assumed investments in development authority bonds and corresponding obligations under capital leases of land or buildings. The county development authority issued bonds to developers to finance the initial development of these projects, a portion of which was then leased back to the developer under a capital lease. This structure enabled the developer to receive property tax abatements over the concurrent terms of the development authority bonds and capital leases. The remaining property tax abatement benefits transferred to Wells REIT II upon assumption of the bonds and corresponding capital leases at acquisition. The development authority bonds are recorded at net principal value, and the obligations under capital leases are recorded at the present value of the expected payments. The related amounts of interest income and expense are recognized as earned in equal amounts and, accordingly, do not impact net income.

Redeemable Common Stock

Wells REIT II’s share redemption program requires Wells REIT II to honor all redemption requests made within two years following the death of a stockholder. Wells REIT II has insurance-backed source of funding for the redemption of shares under its share redemption program in the event Wells REIT II receives an unusually large number of redemption requests due to the death of its investors. As the decision to honor redemptions sought within two years following the death of a stockholder is outside of the control of Wells REIT II and an insurance agreement provides Wells REIT II with the ability to fund all of such redemptions, Wells REIT II has recorded redeemable common stock in the temporary equity section of the accompanying consolidated balance sheet equal to the present value of the future estimated deductible amounts under the insurance agreement. In addition, Wells REIT II is required to honor certain other redemptions up to the amount of proceeds raised in the current calendar year under the dividend reinvestment plan. Accordingly, the amount of proceeds raised under the dividend reinvestment plan, less redemptions funded in the current calendar year, is also recorded as redeemable common stock in the temporary equity section of the accompanying consolidated balance sheet. Further, upon being tendered for redemption by the holder, Wells REIT II reclassifies redeemable common shares from temporary equity to a liability at settlement value.

Interest Rate Swap Agreements

Wells REIT II has entered into interest rate swaps in order to mitigate its interest rate risk on related financial instruments. Wells REIT II does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. Wells REIT II records the fair value of its interest rate swap agreements as either prepaid expenses and other assets or accounts payable, accrued expenses, and accrued capital expenditures. Changes in the fair value of the effective portion of an interest rate swap agreement that is designated as a hedge is recorded as other comprehensive loss in the accompanying consolidated statement of stockholders’ equity. The ineffective portion of the hedge, if any, is recognized in current earnings during the period of change in fair value. Changes in the fair value of interest rate swap agreements that do not qualify for hedge accounting treatment are recorded as gain (loss) on interest rate swaps in the accompanying consolidated statements of operations. Amounts received or paid under interest rate swap agreements are recorded as gain or loss on interest rate swaps as incurred. For the three and nine months ended September 30, 2008, net payments of $1.1 million are included in loss on interest rate swaps on the accompanying statement of operations.

Income Taxes

Wells REIT II has elected to be taxed as a REIT under the Internal Revenue Code of 1986 (the “Code”), as amended, and has operated as such beginning with its taxable year ended December 31, 2003. To qualify as a REIT, Wells REIT II must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells REIT II generally is not subject to income tax on income it distributes to stockholders. Wells REIT II is subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in the accompanying consolidated financial statements.

Wells TRS II, LLC (“Wells TRS”) is a wholly owned subsidiary of Wells REIT II and is organized as a Delaware limited liability company and operates, among other things, a full-service hotel. Wells REIT II has elected to treat Wells TRS as a taxable REIT subsidiary. Wells REIT II may perform certain additional, non-customary services for tenants of its buildings through Wells TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for Wells REIT II to continue to qualify as a REIT, Wells REIT II must limit its investments in taxable REIT subsidiaries to 20% of the value of the total assets of Wells REIT II in 2008 and to 25% of the value of the total assets of Wells REIT II in future periods. Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse.

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures required for fair value measurements under GAAP. SFAS 157 emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. In February 2008, the FASB issued Staff Position No. SFAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). FSP 157-1, which is effective upon the initial adoption of SFAS 157, excludes SFAS No. 13, Accounting for Leases (“SFAS 13”), as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under SFAS 13, from the scope of SFAS 157. In February 2008, the FASB delayed the effective date of SFAS 157 for nonrecurring and nonfinancial assets and liabilities until 2009. All other aspects of SFAS 157 were effective for Wells REIT II beginning January 1, 2008. The adoption of this guidance has not had a material impact on Wells REIT II’s consolidated financial statements.

Fair value is defined by SFAS 157 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. SFAS 157 defines the following fair value hierarchy:

Level 1 – Assets or liabilities for which the identical term is traded on an active exchange, such as publicly-traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require.

Wells REIT II applied the provisions of SFAS 157 in recording its interest rate swaps and foreign currency exchange contract at fair value. The valuation of the interest rate swaps and foreign currency hedge contract is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

The following table presents information about Wells REIT II’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2008, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

	Fair Value Measurements as of September 30, 2008
	Total	Level 1	Level 2	Level 3
Liabilities:
Foreign currency exchange contract	$1,311	$—	$1,311	$—
Interest rate swaps	$22,833	$—	$22,833	$—

Accounting Adjustment

In the third quarter of 2008, Wells REIT II recorded an out-of-period gain on foreign currency exchange contract of approximately $3.5 million to correct the amount of cumulative losses previously reported. Wells REIT II adjusts the basis of its foreign currency exchange contract to fair value as estimated by the counterparty to the contract. During the period from October 2007 through June 2008, the estimates provided by the counterparty were incorrect. As a result, Wells REIT II’s net income is understated by $0.9 million for the year ended December 31, 2007, by $2.2 million for the quarter ended March 31, 2008 and by $0.4 million for the quarter ended June 30, 2008. Conversely, Wells REIT II’s net income is overstated by $3.5 million for the quarter ended September 30, 2008.

We believe that the out-of-period activity described above, when considered either individually or in the aggregate, is not material to Wells REIT II’s consolidated financial statements for the year ended December 31, 2007, or for any of the three quarters ended September 30, 2008. In making this assessment, Wells REIT II has considered qualitative and quantitative factors, including the non-cash nature of this activity and Wells REIT II’s substantial stockholders’ equity balances at the end of the period affected.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period financial statement presentation.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that were not previously required to be measured at fair value. SFAS 159 is effective for Wells REIT II beginning January 1, 2008. The adoption of this guidance has not had a material impact on Wells REIT II’s consolidated financial statements.

On October 10, 2008, the FASB issued Staff Position No. SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP 157-3”). FSP 157-3 includes guidance for how companies should value illiquid assets under the fair value accounting method prescribed in SFAS 157, but does not change any of the provisions of SFAS 157. FSP 157-3 became effective upon issuance on October 10, 2008, and retrospective application is prohibited. Wells REIT II does not expect the provisions of FSP 157-3 will have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) requires, among other things, (i) transaction costs related to business combinations to be expensed as incurred and (ii) preacquisition contingencies related to contractual obligations and purchase price contingencies to be recorded at fair value as of the acquisition date. SFAS 141(R) will be effective for Wells REIT II beginning January 1, 2009. Wells REIT II is currently assessing the provisions of SFAS 141(R) and has not yet determined the financial impact, if any, on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 requires, among other things, (i) noncontrolling ownership interests to be classified as equity, instead of as a minority interest component of mezzanine equity, and (ii) earnings from noncontrolling interests to be included in earnings from consolidated subsidiaries with an additional disclosure of the allocation of such earnings between controlling and noncontrolling interests on the face of the statement of income. SFAS 160 will be effective for Wells REIT II beginning January 1, 2009. Wells REIT II is currently assessing the provisions of SFAS 160 and has not yet determined the financial impact, if any, on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities- an amendment to FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires additional disclosures about an entity’s derivative and hedging activities including, (i) descriptions of how and why the entity uses derivative instruments, (ii) how such instruments are accounted for under SFAS No. 133, and (iii) how derivative instruments affect the entity’s financial position, operations, and cash flows. SFAS 161 will be effective for Wells REIT II beginning January 1, 2009. Wells REIT II is currently assessing the provisions of SFAS 161 and has not yet determined the financial impact, if any, on its consolidated financial statements.

3. Real Estate Acquisitions

Summary

As of September 30, 2008, Wells REIT II owned interests in 66 properties as a result of acquiring the three properties described below during the third quarter of 2008, acquiring three properties during the first two quarters of 2008, acquiring 11 properties during the year ended December 31, 2007, and acquiring 49 properties in prior periods.

Lindbergh Center Buildings

On July 1, 2008, Wells REIT II acquired interests in two 14-story office buildings containing approximately 955,000 rentable square feet and located on a 3.0-acre tract of land in Atlanta, Georgia (the “Lindbergh Center Buildings”) for $285.0 million, exclusive of closing costs. In connection with acquiring the Lindbergh Center Buildings, Wells REIT II assumed a $250.0 million investment in development authority bond and a corresponding $250.0 million obligation under a capital lease (See Note 2).

Three Glenlake Building

On July 31, 2008, Wells REIT II acquired a 95% interest in a 14-story office building containing approximately 356,000 rentable square feet and located on a 2.8-acre tract of land in Sandy Springs, Georgia (the “Three Glenlake Building”) for approximately $100.6 million. In connection with the acquisition, Wells REIT II assumed a $120.0 million investment in development authority bond and a corresponding $120.0 million obligation under a capital lease (See Note 2).

1580 West Nursery Road Buildings

On September 5, 2008, Wells REIT II acquired two five-story office buildings containing approximately 315,000 rentable square feet and located on a 21.8-acre tract of land in Linthicum, Maryland (the “West Nursery Road Buildings”) for $97.6 million, exclusive of closing costs.

4. Lines of Credit and Notes Payable

As of September 30, 2008 and December 31, 2007, Wells REIT II had the following indebtedness outstanding (in thousands):

Facility	September 30, 2008	December 31, 2007
Wachovia Line of Credit	$351,000	$84,000
222 E. 41st Street Building mortgage note	140,467	133,260
100 East Pratt Street Building mortgage note	105,000	105,000
Wachovia Term Loan	100,000	—
Wildwood Buildings mortgage note	90,000	90,000
5 Houston Center Building mortgage note	90,000	90,000
Manhattan Towers Building mortgage note	75,000	75,000
80 Park Plaza Building mortgage note	52,446	49,875
263 Shuman Boulevard Building mortgage note	49,000	49,000
800 North Frederick Building mortgage note	46,400	46,400
One West Fourth Street Building mortgage note	45,600	46,841
SanTan Corporate Center mortgage note	39,000	39,000
Highland Landmark Building mortgage note	33,840	33,038
Three Glenlake Building mortgage note	25,047	—
One and Four Robbins Road Buildings mortgage note	23,000	23,000
215 Diehl Road Building mortgage note	21,000	21,000
West Nursery Road Buildings mortgage note	20,806	—
Bank Zenit Line of Credit	7,946	4,903
Key Center Complex mortgage notes	—	14,180
9 Technology Drive Building mortgage note	—	23,800

Total indebtedness	$1,315,552	$928,297

During the three months ended September 30, 2008, Wells REIT II engaged in the following significant activities with respect to its notes payable:

On July 31, 2008, Wells REIT II obtained a $25.0 million loan secured by the Three Glenlake Building from PNC Bank, N.A. (“PNC Bank”), the proceeds of which were used to purchase the Three Glenlake Building (See Note 3). The note bears interest at one-month LIBOR plus 90 basis points (approximately 3.827% per annum as of September 30, 2008); however, interest has been effectively fixed at 5.95% for the life of the loan through an interest rate swap agreement with PNC Bank. The note matures in July 2013. Interest is due monthly; however, under the terms of the loan agreement, a portion of the monthly debt service amounts accrues and is added to the outstanding balance of the note over the term.

On September 5, 2008, Wells REIT II assumed a $19.8 million fixed-rate loan with Bank of America in connection with the acquisition of the 1580 West Nursery Road Buildings (See Note 3). The West Nursery Road loan is an amortizing note, which requires monthly payments of principal and interest at 7.7% annualized through its maturity in September 2010. Upon assumption, Wells REIT II adjusted the West Nursery Road loan to fair value by increasing the basis of the loan by $1.0 million and recording a corresponding increase to the basis of real estate assets acquired. The loan premium is amortized to interest expense over the term of the note. The outstanding principal balance and unamortized fair value adjustment for this loan were approximately $19.8 million and $1.0 million, respectively, as of September 30, 2008.

On September 10, 2008, Wells REIT II refinanced the $90.0 million 5 Houston Center Building mortgage note, which was set to mature October 1, 2008. The new interest-only loan from Principal Life Insurance Company matures October 1, 2010, and bears interest at a fixed rate of 5.42% per annum.

Wells REIT II has a $450.0 million unsecured revolving credit facility with a syndicate of 16 banks led by Wachovia Bank, N.A., which expires May 9, 2009 (the “Wachovia Line of Credit”). None of the individual syndicate banks are committed to fund more than $65.0 million under this facility. During the three months ended September 30, 2008, Wells REIT II drew down $293.0 million of net borrowings under the Wachovia Line of Credit.

Wells REIT II made interest payments, including amounts capitalized, of approximately $32.3 million and $26.6 million during the nine months ended September 30, 2008 and 2007, respectively.

5. Commitments and Contingencies

Property Under Construction

On August 1, 2007, Wells REIT II entered into a development agreement with an unrelated third party for the purpose of constructing three office buildings comprised of approximately 824,000 rentable square feet and located in Cranberry, Pennsylvania (the “Cranberry Woods Drive Buildings”) for approximately $185.2 million. As of September 30, 2008, Wells REIT II had incurred and capitalized as construction in progress approximately $73.0 million and estimated incurring additional costs of approximately $112.2 million to complete the project. The Cranberry Woods Drive Buildings are scheduled to be completed in two phases, with approximately 424,000 rentable square feet to be completed in 2009 and approximately 400,000 rentable square feet to be completed in 2010. Upon completion of construction, the Cranberry Woods Drive Buildings will be 100% leased to Westinghouse Electric Company, LLC at rental rates to be determined based on total construction costs.

Dvintsev Business Center-Tower B

On October 2, 2007, Wells REIT II acquired 100% of Wells International RE II Limited, a Cypriot corporation that is party to a shared construction agreement with an unrelated entity for the development of a nine-story office tower containing approximately 144,863 rentable square feet in Moscow, Russia (“Dvintsev Business Center – Tower B”). As of October 31, 2008, Wells REIT II anticipates acquiring Dvintsev Business Center – Tower B following the completion of construction in 2009 for approximately $79.1 million, including $6.2 million of value-added tax payments that may be used to reduce the amount of value-added taxes assessed on future rental receipts. Wells REIT II may owe additional purchase consideration pursuant to an earn-out agreement under which the developer would be compensated for securing qualified leases, as defined, for currently vacant space within two years of closing. As of September 30, 2008, Wells REIT II has made earnest money deposits of $39.4 million under the shared construction agreement, including $1.2 million of value-added taxes, which have been funded with a combination of cash and draws under a line of credit with Bank Zenit, a Russian bank, equal to approximately $7.9 million. In November 2008, Bank Zenit indicated that there may be a delay in its funding of future draws under this loan. In the event that Bank Zenit cannot meet its requirement to fund an additional 729.4 million Russian rubles (equal to approximately $28.4 million as of September 30, 2008) under this loan, Wells REIT II will consider other sources of funding for this project, including foreign borrowings, funds raised under its offerings of common stock and draws from the Wachovia line of credit, among others.

Foreign Currency Exchange Contract

In connection with the future acquisition of the Dvintsev Business Center – Tower B, Wells REIT II entered into a foreign currency exchange contract to hedge its exposure to fluctuations in the U.S. Dollar to Russian Ruble exchange rate. This contract is indexed against a requirement to purchase 802.4 million Russian Rubles at a fixed price of $0.04 per Russian Ruble and must be settled during the period from September 2008 through March 2009. As of September 30, 2008, Wells REIT II estimated the fair value of this contract equal to a liability of approximately $1.3 million, which is included in accounts payable, accrued expenses and accrued capital expenditures in the accompanying consolidated balance sheet.

Obligations Under Capital Leases

Certain properties are subject to capital leases of land and/or buildings. Each of these obligations requires payments equal to the amounts of principal and interest receivable from related investments in development authority bonds, which mature in 2012, 2013, and 2017. The required payments under the terms of the leases are as follows as of September 30, 2008 (in thousands):

2008	$10,277
2009	41,109
2010	41,109
2011	41,109
2012	366,495
Thereafter	381,626

881,725
Amounts representing interest	(217,725)

Total	$664,000

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells REIT II to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant. As of September 30, 2008, no tenants have exercised such options that had not been materially satisfied.

Litigation

From time to time, Wells REIT II is party to legal proceedings, which arise in the ordinary course of its business. Wells REIT II is not currently involved in any legal proceedings for which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells REIT II. Wells REIT II is not aware of any such legal proceedings contemplated by governmental authorities.

5 Houston Sky Bridge

In September 2008, Wells REIT II entered into a contract with the developer of a building adjacent to the 5 Houston Center building that grants a perpetual easement between the two buildings to the developer in consideration for $12.0 million payable to Wells REIT II in two non-refundable installments. Upon execution of the contract, Wells REIT II received the first installment of $6.0 million, which is recorded as deferred income in the accompanying consolidated balance sheet. Upon the sooner of the completion of the steel frame of the adjacent building or March 2010, the second installment will become payable and both payments will be recognized as income.

6. Supplemental Disclosures of Noncash Activities

Outlined below are significant noncash investing and financing transactions for the nine months ended September 30, 2008 and 2007 (in thousands):

	Nine Months Ended September 30,
	2008	2007
Investment in real estate funded with other assets	$—	$750

Acquisition fees applied to real estate assets	$11,810	$15,489

Assumption of investment in development authority bonds and obligations under capital leases	$586,000	$—

Fair market value of notes payable assumed upon acquisition of properties	$20,842	$—

Other liabilities assumed upon acquisition of properties	$130	$1,786

Market value adjustment to interest rate swap that qualifies for hedge accounting treatment	$1,424	$91

Accrued capital expenditures and deferred lease costs	$11,512	$2,967

Accrued redemptions of common stock	$—	$440

Acquisition fees due to affiliate	$224	$981

Commissions on stock sales and related dealer-manager fees due to affiliate	$1,302	$868

Other offering costs due to affiliate	$528	$767

Dividends payable	$10,514	$8,665

Contribution from minority interest partner upon acquisition	$5,346	$—

Assumption of minority interest in consolidated joint venture	$800	$—

Discounts applied to issuance of common stock	$5,774	$5,865

Redeemable common stock	$71,317	$609,518

7. Related-Party Transactions and Agreements

Advisory Agreement

Wells REIT II and Wells Capital are party to an advisory agreement (the “Advisory Agreement”) under which Wells Capital receives the following fees and reimbursements:

•	Reimbursement of organization and offering costs paid by Wells Capital on behalf of Wells REIT II, not to exceed 2.0% of gross offering proceeds;

•

Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations; Wells REIT II also reimburses Wells Capital for expenses it pays to third parties in connection with acquisitions or potential acquisitions;

•

Monthly asset management fees equal to one-twelfth of 0.75% of the cost of (i) all properties of Wells REIT II and (ii) investment in joint ventures for the months of July, August, and September, 2008. Thereafter, the monthly asset management fee is equal to one-twelfth of 0.625% of the cost of (i) all properties of Wells REIT II and (ii) investment in joint ventures until the monthly payment equals $2,708,333.33 (or $32.5 million annualized). The monthly payment remains capped at that amount until the cost of (i) all properties of Wells REIT II and (ii) investment in joint ventures is at least $6.5 billion, after which the monthly asset management fee is based equal to one-twelfth of 0.5% of the cost of (i) all properties of Wells REIT II and (ii) investment in joint ventures. However, the asset management fee related to the Lindbergh Center Buildings, which were acquired July 1, 2008, was immediately 0.5%. The amount of these fees paid in any three-month period is limited to 0.25% of the average of the preceding three months’ net asset value calculations less Wells REIT II’s outstanding debt borrowed for purposes of acquiring, improving or refinancing investment properties;

•

Reimbursement for all costs and expenses Wells Capital incurs in fulfilling its duties as the asset portfolio manager, including (i) wages and salaries and other employee-related expenses of Wells Capital’s employees, who perform a full range of real estate services for Wells REIT II, including management, administration, operations, and marketing, and are billed to Wells REIT II based on the amount of time spent on Wells REIT II by such personnel, provided that such expenses are not reimbursed if incurred in connection with services for which Wells Capital receives a disposition fee (described below) or an acquisition fee, and (ii) amounts paid for IRA custodial service costs allocated to Wells REIT II accounts;

•

For any property sold by Wells REIT II, a disposition fee equal to 1.0% of the sales price, with the limitation that the total real estate commissions (including such disposition fee) for any Wells REIT II property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property;

•	Incentive fee of 10% of net sales proceeds remaining after stockholders have received distributions equal to the sum of the stockholders’ invested capital plus an 8% return of invested capital; and

•	Listing fee of 10% of the excess by which the market value of the stock plus dividends paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital.

Either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days’ prior written notice to the other. Under the terms of the Advisory Agreement, Wells REIT II is required to reimburse Wells Capital for certain organization and offering costs up to the lesser of actual expenses or 2% of gross equity proceeds raised. As of September 30, 2008, Wells REIT II has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $31.7 million related to the initial public offering and $27.9 million related to the follow-on offering, which represents approximately 1.6% and 1.1% of cumulative gross proceeds raised by Wells REIT II under each offering, respectively.

Dealer-Manager Agreement

Wells REIT II is party to a Dealer-Manager Agreement with Wells Investment Securities, Inc. (“WIS”), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells REIT II. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells REIT II, of which substantially all is re-allowed to participating broker dealers. Wells REIT II pays no commissions on shares issued under its dividend reinvestment plan.

Additionally, Wells REIT II is required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells REIT II’s stock at the time the shares are sold. Under the dealer-manager agreement, up to 1.5% of the gross offering proceeds may be reallowed by WIS to participating broker dealers. Wells REIT II pays no dealer-manager fees on shares issued under its dividend reinvestment plan.

Property Management, Leasing, and Construction Agreement

Wells REIT II and Wells Management Company, Inc. (“Wells Management”), an affiliate of Wells Capital, are party to a Master Property Management, Leasing, and Construction Agreement (the “Management Agreement”) under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction of certain Wells REIT II properties:

•	Property management fees in an amount equal to a percentage negotiated for each property managed by Wells Management of the gross monthly income collected for that property for the preceding month;

•

Leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells REIT II during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond ten years;

•	Initial lease-up fees for newly constructed properties under the agreement, generally equal to one month’s rent;

•	Fees equal to a specified percentage of up to 5% of all construction build-out funded by Wells REIT II, given as a leasing concession, and overseen by Wells Management; and

•	Other fees as negotiated with the addition of each specific property covered under the agreement.

Related-Party Costs

Pursuant to the terms of the agreements described above, Wells REIT II incurred the following related-party costs for the three months and nine months ended September 30, 2008 and 2007, respectively (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Commissions, net of discounts(1) (2)	$12,828	$13,340	$36,567	$46,641
Asset management fees	8,452	6,515	23,627	18,545
Dealer-manager fees, net of discounts(1)	4,733	4,991	13,557	17,276
Acquisition fees(3)	4,438	4,601	12,799	15,489
Administrative reimbursements	3,412	2,681	9,939	6,309
Other offering costs(1)	1,886	2,759	6,801	7,339
Property management fees	813	625	2,629	1,271
Construction fees	34	—	286	—

Total	$36,596	$35,512	$106,205	$112,870

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders’ equity as incurred.
(2)	Substantially all commissions were re-allowed to participating broker dealers during the three months and nine months ended September 30, 2008 and 2007.
(3)

Acquisition fees are capitalized to prepaid expenses and other assets as incurred and allocated to properties upon using investor proceeds to fund acquisitions or repay debt used to finance property acquisitions.

Wells REIT II incurred no related-party disposition fees, incentive fees, listing fees, or leasing commissions during the three months or nine months ended September 30, 2008 or 2007, respectively.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of September 30, 2008 and December 31, 2007 (in thousands):

	September 30, 2008	December 31, 2007
Commissions and dealer-manager fees due to WIS	$1,302	$1,900
Administrative reimbursements due to Wells Capital and/or Wells Management	1,041	2,293
Other offering cost reimbursements due to Wells Capital	528	2,401
Acquisition fees due to Wells Capital	224	1,738
Asset and property management fees due to Wells Capital and/or Wells Management	28	5,053

	$3,123	$13,385

Economic Dependency

Wells REIT II has engaged Wells Capital and its affiliates, Wells Management and WIS, to provide certain services that are essential to Wells REIT II, including asset management services, supervision of the property management and leasing of some properties owned by Wells REIT II, asset acquisition and disposition services, the sale of shares of Wells REIT II’s common stock, as well as other administrative responsibilities for Wells REIT II, including accounting services, stockholder communications, and investor relations. As a result of these relationships, Wells REIT II is dependent upon Wells Capital, Wells Management, and WIS.

Wells Capital, Wells Management, and WIS are owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). The operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly, Wells REIT II focuses on the financial condition of WREF when assessing the financial condition of Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells REIT II might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by Wells Capital and Wells Management based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells REIT II and other WREF-sponsored programs, as well as dividend income earned from equity interests in another REIT. As of September 30, 2008, Wells REIT II believes that WREF is generating adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and current receivables necessary to meet its current and future obligations as they become due.

In addition, WREF guarantees debt held by another WREF-sponsored product that is in the start-up phase of its operations equal to approximately $76.1 million as of October 31, 2008.

8. Subsequent Event

Sale of Shares of Common Stock

From October 1, 2008 through October 31, 2008, Wells REIT II raised approximately $58.6 million through the issuance of approximately 5.9 million shares of common stock under its follow-on offering. As of October 31, 2008, approximately 73.8 million shares remained available for sale to the public under the follow-on offering, exclusive of shares available under Wells REIT II’s dividend reinvestment plan.

On October 1, 2008, the registration statement relating to Wells REIT II’s Third Offering was declared effective by the SEC and Wells REIT II commenced offering activities for the Third Offering promptly thereafter. Wells REIT II stopped offering shares for sale under the follow-on offering on November 10, 2008 and began accepting subscriptions under the Third Offering on November 11, 2008.